SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 25, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

4Q25 Earnings Release FEBRUARY 25 TH, 2026

BANCO MACRO 4Q25 EARNINGS RELEASE 2 Index 01 Summary 02 Disclaimer 03 Results 04 Financial Assets 05 Public Sector Assets 06 Funding 07 Liquid Assets 08 Solvency 09 Asset Quality 10 4Q25 Snapshot 11 Relevant and Recent Events 12 Regulatory Changes 13 CER Exposure and Foreign Currency Position

BANCO MACRO 4Q25 EARNINGS RELEASE 3 Banco Macro Announces Results for the Fourth Quarter of 2025 Buenos Aires, Argentina, February 25, 2026 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2025 (“4Q25”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2024 and 2025 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through December 31, 2025.

BANCO MACRO 4Q25 EARNINGS RELEASE 4 NET INCOME Ps. 100.1 billion Ps.290.7 billion 4Q25 FY2025 OPERATING INCOME Ps. 453.2 billion Ps. 1.56 trillion 4Q25 156% HIGHER THAN 3Q25. FY2025 RETURN ON AVERAGE EQUITY & RETURN ON AVERAGE ASSETS 5.1% 1.4% ROAE FY2025 ROAA FY2025 BANCO MACRO’S TOTAL FINANCING Ps. 10.71 trillion +40% 4Q24 HIGHER THAN 4Q24 BANCO MACRO’S TOTAL DEPOSITS Ps. 13.69 trillion +24% 4Q25 HIGHER THAN 4Q24

BANCO MACRO 4Q25 EARNINGS RELEASE 5 BANCO MACRO’S TOTAL DEPOSITS REPRESENTED PRIVATE SECTOR DEPOSITS 4Q25 76% Ps. 13.03 trillion OF TOTAL LIABILITIES +28% HIGHER THAN 3Q25 EXCESS CAPITAL CAPITAL ADEQUACY RATIO Ps. 3.6 trillion 30.6% 275% EXCESS IN 4Q25 NET INTEREST MARGIN LIQUID ASSETS / TOTAL DEPOSITS RATIO 21.7% 73% IN 4Q25 IN 4Q25 BANK´S NON-PERFORMING TO TOTAL FINANCING RATIO COVERAGE RATIO 3.87% 119.86% IN 4Q25 IN 4Q25 RETAIL CUSTOMERS CORPORATE CUSTOMERS 6.36 million 224,969 IN 4Q25 IN 4Q25

BANCO MACRO 4Q25 EARNINGS RELEASE 6 Summary .01 • THE BANK’S NET INCOME totaled Ps.100.1 billion in 4Q25 (Ps.290.7 billion in FY2025) recovering from the loss posted in the previous quarter. This result was 26% or Ps.34.4 billion lower than the result posted in 4Q24. In 4Q25, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 5.1% and 1.4%, respectively. Excluding non-recurring expenses (Ps.82.9 billion) 4Q25 net income would have totaled Ps.183 billion (Ps.393.7 billion in FY2025) and the accumulated ROAE and ROAA would have been 6.6% and 1.8% respectively. • In 4Q25, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.1.17 trillion, 39% or Ps.324.2 billion higher than in 3Q25 and 9% or Ps.94.4 trillion higher than the same period of last year. • In 4Q25, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.453.2 billion, 156% or Ps.275.9 billion higher than in 3Q25 and 4% or Ps.20.3 billion lower than the same period of last year. • In 4Q25, BANCO MACRO’S TOTAL FINANCING decreased 2% or Ps.210.6 billion quarter over quarter (“QoQ”) totaling Ps.10.71 trillion and increased 40% or Ps.3.08 trillion year over year (“YoY”). In 4Q25 peso financing increased 2% while USD financing decreased 20%. • In 4Q25, BANCO MACRO’S TOTAL DEPOSITS increased 8% or Ps.958.1 billion QoQ and increased 24% or Ps.2.61 trillion YoY, totaling Ps.13.69 trillion and representing 76% of the Bank’s total liabilities. Private sector deposits increased 11% or Ps.1.27 trillion QoQ. In 4Q25, Peso deposits increased 3% while USD deposits increased 10%. • Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.3.61 trillion, 30.6% Capital Adequacy Ratio – Basel III and 30.6 % Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 73% of its total deposits in 4Q25. • In 4Q25, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 3.87% and the COVERAGE RATIO reached 119.86%. • As of 4Q25, through its 444 branches and 8.490 employees Banco Macro serves 6.36 million retail customers (2.57 million digital customers) across 23 of the 24 Provinces in Argentina and over 224,969 corporate customers.

BANCO MACRO 4Q25 EARNINGS RELEASE 7 Disclaimer .02 This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance. This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information. Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish. This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2024 and 2025 have been restated in accordance with said Communication in order to make a comparison possible

BANCO MACRO 4Q25 EARNINGS RELEASE 8 4Q25 Earnings Release Conference Call Thursday, February 26, 2026 Time: 11:00 a.m. Eastern Time 01:00 p.m. Buenos Aires Time To participate, please register here: Banco Macro 4Q25 Earnings Call IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

BANCO MACRO

4Q25 EARNINGS RELEASE

Results .03

Earnings per outstanding share were Ps.157.91 in 4Q25, higher than in 3Q25 and 25% lower than the result posted a year ago. In FY2025 earnings per share were Ps.452.75, 32% lower than in FY204.

EARNINGS PER SHARE	MACRO Consolidated					Change		
In MILLIONS $ (Measuring Unit Current at EOP)	**4Q24**	**3Q25**	**4Q25**	**FY2024**	**FY2025**	**QoQ**	**YoY**	**FY25/FY24**
Net income -Parent Company- (M $)	134,433	-35,663	100,079	427,707	290,704	-	-26%	-32%
Average # of shares outstanding (M)	639	639	639	639	639	-	-	-
Book value per avg. Outstanding share ($)	8,340	8,034	8,193	8,082	8,193	2%	-2%	1%
Shares Outstanding (M)	639	639	639	639	639	-	-	-
Earnings per avg. outstanding share ($)	**209.83**	**-55.81**	**157.01**	**666.87**	**452.75**	**-**	**-25%**	**-32%**
EOP FX (Pesos per USD)	**1,032.5000**	**1,366.5833**	**1,459.4167**			**7%**	**41%**	
Book value per avg. issued ADS (USD)	80.77	58.79	56.14			-5%	-30%	
Earnings per avg. outstanding ADS (USD)	**2.03**	**-0.41**	**1.08**	**6.46**	**3.10**	**-**	**-47%**	**-52%**

Banco Macro's 4Q25 net income totaled Ps.100.1 billion, recovering from the losses posted in the previous quarter and was 26% or Ps.34.4 billion lower than the same period of last year. This result is mainly due to higher net interest income, higher net income from government and private securities and was partially offset by higher personnel and administrative expenses (higher expenses related to compensation and bonuses) a bigger loss resulting from the net monetary position (higher inflation in the quarter) and higher income tax. This result represented an accumulated annualized ROAE and ROAA of 5.1% and 1.4% respectively.

Total comprehensive income for the quarter totaled Ps.101.5 billion, 72% higher than the result posted in the previous quarter and 33% or Ps.50.4 billion lower than in 4Q24.

In FY2025 net income totaled Ps.290.7 billion, 32% lower than in FY2024. Total comprehensive income totaled Ps.303 billion and was 1% higher than in FY2024.

In 4Q25 Ps.82.9 billion restructuring expenses were recorded related to early retirement plans and provisions for severance payments. Excluding non-recurring expenses 4Q25 net income would have been Ps.183 billion and FY2025 net income would have totaled Ps.393.7 billion (excluding 3Q25 and 4Q25 non-recurring expenses) representing an accumulated ROAE and ROAA of 6.6% and 1.8% respectively.

Net operating income (before G&A and personnel expenses) was Ps.1.17 trillion in 4Q25, 39% or Ps.324.2 billion higher compared to 3Q25 due to higher income from interest on government securities and higher income from interest on loans. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 9% or Ps.94.4 billion. In FY2025 net operating income (before G&A and personnel expenses) totaled Ps.4.1 trillion, 33% lower than in FY2024.

In 4Q25, **Provision for loan losses** totaled Ps.169.3 billion, 1% or Ps.1.8 billion lower than in 3Q25. On a yearly basis provision for loan losses increased 234% or Ps.120 billion. In FY2025 Provision for loan losses totaled Ps.538.1 billion and were 274% higher than in FY2024.

9

BANCO MACRO 4Q25 EARNINGS RELEASE 10 Operating income (after G&A and personnel expenses) was Ps.453.2 billion in 4Q25, 156% or Ps.275.9 billion higher than in 3Q25 and 4% or Ps.20.3 billion lower than a year ago. In FY2025 Operating Income (after G&A and personnel expenses) totaled Ps.1.57 trillion, 56% lower than in FY2024. It is important to emphasize that this result was obtained with a leverage of only 4.4x assets to equity ratio. The Bank’s 4Q25 net interest income totaled Ps.836.5 billion, 13% or Ps.96.4 billion higher than in 3Q25 and 19% or Ps.135.9 billion higher YoY. This result is due to a 7% increase in interest income and a 1% decrease in interest expense.

BANCO MACRO 4Q25 EARNINGS RELEASE

In FY2025 net interest income totaled Ps.3.1 trillion and was 44% higher than FY2024. Interest income increased 8% while interest expenses decreased 23%.

In 4Q25 interest income totaled Ps.1.4 billion, 7% or Ps.91.6 billion higher than in 3Q25 and 30% or Ps.324.1 billion higher than in 4Q24.In FY2025 interest income totaled Ps.5 trillion, 8% higher than in FY2024.

Income from interest on loans and other financing totaled Ps.1.04 trillion, 3% or Ps.33.5 billion higher compared with the previous quarter mainly due to a 141 basis points increase in the average lending rate while the average volume of private sector loans remained almost unchanged. On a yearly basis Income from interest on loans increased 58% or Ps.379.3 billion. In FY2025 income from interest on loans and other financing totaled Ps.3.61 trillion, 30% higher than in FY2024.

In 4Q25, **income from government and private securities** increased 105% or Ps.306 billion QoQ and decreased 1% or Ps.6.2 billion compared with the same period of last year.
In FY2025 income from government and private securities totaled Ps.1.76 trillion, 58% lower than in FY2024.

RESULT FROM GOVERMENT & PRIVATE SECURITIES (1)	MACRO Consolidated					Change		
In MILLIONS $ (Measuring Unit Current at EOP)	4Q24	3Q25	4Q25	FY2024	FY2025	QoQ	YoY	FY25 vs. FY24
In Interest Income	415,041	293,925	354,547	1,452,681	1,362,545	21%	-15%	-6%
In Financial assets and liabilities at fair value through P&L	151,119	-3,108	241,339	2,900,974	384,561	-	60%	-87%
In Other Comprehensive Income	25,683	1,239	2,153	-145,035	12,054	74%	-92%	-108%
Total	**591,843**	**292,056**	**598,039**	**4,208,620**	**1,759,160**	**105%**	**1%**	**-100%**

(1) Includes results from private securities and investments in equity instrumetns

In 4Q25, **income from Repos** totaled Ps.3.8 billion, 45% or Ps.3.1 billion lower than the previous quarter and 542% or Ps.3.2 billion higher than a year ago.

The Bank's strategy to remain short In USD during 2H25 proved successful. The combination on the short USD position together with a long USD futures position and the allocation of the pesos generated by said sale of USD resulted in a net gain.

FX INCOME + FIN. RESULT(2)	MACRO Consolidated			Change	
In MILLIONS $ (Measuring Unit Current at EOP)	4Q24	3Q25	4Q25	QoQ	YoY
Result from short USD spot position	29,342	-3,656	11,069	-	-62%
Result from long USD futures position	609	24,941	-30,004	-	-
Financial Result from allocation of AR$	11,641	70,665	45,222	-36%	288%
Total	**41,592**	**91,950**	**26,287**	**-71%**	**-37%**

(2) Financial result generated by the sale of USD and allocation of resulting AR$

11

BANCO MACRO 4Q25 EARNINGS RELEASE 12 v The Bank’s 4Q25 interest expense totaled Ps.565.1 billion, decreasing 1% or Ps.4.8 billion compared to the previous quarter and 50% (Ps.188.2 billion) higher compared to 4Q24. In FY2025 interest expense totaled Ps.1.93 trillion, 23% lower than in FY2024. In 4Q25, interest on deposits represented 94% of the Bank’s total interest expense, decreasing 1% or Ps.5.6 billion QoQ, due to a 168 basis points decrease in the average rate paid on deposits while the average volume of private sector deposits increased 7%. On a yearly basis, interest on deposits increased 48% or Ps.170.6 billion. In FY2025 interest expense totaled Ps.1.83 trillion, 24% lower than in FY2024.

BANCO MACRO 4Q25 EARNINGS RELEASE 13 In 4Q25, the Bank’s net interest margin (including FX) was 21.7%, higher than the 18.7% posted in 3Q25 and lower than the 24.7% posted in 4Q24.

BANCO MACRO 4Q25 EARNINGS RELEASE 14 In 4Q25 Banco Macro’s net fee income totaled Ps.192.4 billion, 1% or Ps.1.2 billion higher than in 3Q25 and was 8% or Ps.15 billion higher than the same period of last year. In FY2025 net fee income totaled Ps.767.4 billion, 20% higher than in FY2024. In the quarter, fee income totaled Ps.214.5 billion, 3% or Ps.5.6 billion lower than in 3Q25. In the quarter Credit Card Fees decreased 13% or Ps.6.9 billion which was partially offset by a 15% or Ps.1.4 billion increase in Credit related fees and a 30% or Ps.1.8 billion increase in Mutual Funds and securities Fees. On a yearly basis, fee income increased 4% or Ps.7.6 billion. In the quarter, total fee expense decreased 24% or Ps.6.8 billion. On a yearly basis, fee expenses increased 25% or Ps.7.4 billion.

BANCO MACRO 4Q25 EARNINGS RELEASE 15 In 4Q25 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.226 billion gain, increasing Ps.204.9 billion compared to 3Q25. This result is mainly due to higher income from government securities (mainly Dual Bonds and inflation adjusted BONCER bonds). On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss increased 27% or Ps.48.5 trillion. In FY2025 Net income from financial assets and liabilities at fair value through profit or loss totaled Ps.457.5 billion, 84% lower than in FY2024. On a quarterly basis Net Income from financial assets and liabilities at fair value through profit or loss increased 21%.

BANCO MACRO 4Q25 EARNINGS RELEASE

In the quarter, **Other Operating Income** totaled Ps.72.3 billion, 3% or Ps.2.1 million lower than in 3Q25 due to lower Other income (-48% or Ps.11.5 billion) and lower Other service relate fees (-4% or Ps.14 billion) which were partially offset by higher income from initial recognition of loans (Ps.9.8 billion). On a yearly basis, Other Operating Income increased 13% or Ps.8.2 billion.

In FY2025 Other Operating Income totaled Ps.282.1 billion, unchanged from FY2024.

OTHER OPERATING INCOME	MACRO Consolidated					Change		
In MILLIONS $ (Measuring Unit Current at EOP)	**4Q24**	**3Q25**	**4Q25**	**FY2024**	**FY2025**	**QoQ**	**YoY**	**FY25/FY24**
Credit and debit cards	13,734	2,571	2,359	41,576	10,232	-8%	-83%	-75%
Lease of safe deposit boxes	5,983	7,186	7,826	22,791	26,364	9%	31%	16%
Other service related fees	26,348	33,880	32,461	108,836	141,638	-4%	23%	30%
Other adjustments and interest from other receivables	10,435	11,530	12,042	59,415	40,927	4%	15%	-31%
Initial recognition of loans	-	-4,542	5,276	-	10,209	-	-	
Sale of property, plant and equipment	-	-	-	31	25	-	-	-19%
Others	7,662	23,826	12,368	48,825	52,740	-48%	61%	8%
Other Operating Income	**64,162**	**74,451**	**72,332**	**281,474**	**282,135**	**-3%**	**13%**	**0%**

In 4Q25 **Banco Macro's administrative expenses plus employee benefits** totaled Ps.412.4 billion, 15% or Ps.54.8 billion higher than the previous quarter, due to higher employee benefits (+18%) and higher (+8%) administrative expenses. On a yearly basis, administrative expenses plus employee benefits increased 20% or Ps.68 billion.

In FY2025 administrative expenses plus employee benefits were unchanged compared to FY2024.

Employee benefits increased 18% or Ps.45.8 billion QoQ, compensation and bonuses increased 156% or Ps.68.7 billion In 4Q25 the Bank recorded Ps.82.9 billion restructuring expenses related to early retirement plans and severance payment provisions. Excluding restructuring expenses, Employee benefits would have decreased 8% or Ps.17.1 billion. On a yearly basis, Employee benefits decreased 30% or Ps.67.5 billion (excluding restructuring expenses Employee benefits would have been 7% or Ps.15.4 billion lower). In FY2025 Employee benefits associated with personnel involved in restructuring expenses totalled Ps.49 billion.

In 4Q25, **administrative expenses** increased 8% or Ps.9 billion, due to higher (+36% or Ps.3.5 billion) Advertising & Publicity expenses, higher Other professional fees (+28% or Ps.3.4 billion) and higher (+76% or Ps.1.3 billion) Directors and statutory auditors fees. On a yearly basis administrative expenses increased Ps.435 million.

16

BANCO MACRO 4Q25 EARNINGS RELEASE 17 In 4Q25, the efficiency ratio reached 38.7%, improving from the 46.5% posted in 3Q25 and then the 39.4% posted a year ago. In 4Q25 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 13%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 36% compared to 3Q25. It is worth mentioning that during FY2025 Banco Macro reduced its branch network by 75 branches (down to 444 from 519 in December 2024) and reduced its headcount by 514 employees. It should be noted that this was achieved while gaining market share, both in private sector loans and deposits. In 4Q25, Other Operating Expenses totaled Ps.255.4 billion, decreasing 2% or Ps.5.5 billion QoQ due to lower (- 13% or Ps.12.7 billion) Other expenses, lower (-19% or Ps.2.6 billion) Other provision charges which were partially offset by higher (+6% or Ps.7.9 billion) Turnover Tax. On a yearly basis, Other Operating Expenses increased 26% or Ps.52 billion. In FY2025 Other Operating Expenses totaled Ps.924.7 billion, 5% higher than in FY2024.

BANCO MACRO

4Q25 EARNINGS RELEASE

In 4Q24, the result from the net monetary position totaled a Ps.277 billion loss, 27% or Ps.58.6 billion higher than the loss posted in 3Q25 and 5% or Ps.13.2 billion lower than the loss posted one year ago. Higher inflation was observed during the quarter (189 b.p. above 3Q25 level, up to 7.86% from 5.97% in 3Q25).
In FY2025 the result from the net monetary position totaled a Ps.1.05 trillion loss, 66% lower than the one posted in FY2024. Inflation in 2025 reached 31.5% compared to the 117.8 registered in 2024.

In 4Q25, **Banco Macro's effective income tax** rate was 42.7%.
In FY2025 the effective income tax rate was 43.1%, higher than the 9.2% registered in FY2024.

For more information, please see note 24 "Income Tax" of our Financial Statements.


Assets Breakdown
12%
5%
27%
40%
19%
6%
5%
22%
49%
16%
8%
4%
23%
46%
19%
Others
PP&E
Debt Securities
Loans & Other receivables
Cash & Cash equivalents
4Q24
$19,065,428
3Q25
$22,178,423
4Q25
$23,245,902

18

BANCO MACRO

4Q25 EARNINGS RELEASE

Financial Assets .04

Loans and other financing

The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps10.71 trillion, decreasing 2% or Ps.210.6 billion QoQ and increasing 40% or Ps.3.1 trillion YoY. In 4Q25 Private sector loans decreased 2% or Ps.240.3 billion. On a yearly basis Private sector loans increased 39% or Ps.2.9 trillion.

Within commercial loans, Overdrafts stand out with a 3% or Ps.50.5 billion increase. Others decreased 9% or Ps.207 billion.

Within **consumer lending, pledge loans and mortgage loans stand out** with an 11% or Ps.27.8 billion and a 1% or Ps.7.1 billion increase respectively**. Meanwhile personal loans and credit card loans decreased Ps.6.9 billion and Ps.29.4 respectively**.

In FY2025 almost all product lines increased: within commercial lending Overdrafts (+118%), Documents (+32%) and Others (+53%) stand out while within consumer lending Mortgages (+39%) and Personal loans (+55%) stand out.

Peso financing increased 2% or Ps.196.4 billion, while US dollar financing decreased 20% or USD 407 million.
In FY2025 both peso financing and USD financing increased 36% and 12% respectively.

As of 4Q25, **Banco Macro's market share over private sector loans** was 8.6% vs. 8.3% in 4Q24

LOANS AND OTHER FINANCING	MACRO Consilidated										Change	
In MILLION $ (Measuring Unit Current at EOP)	4Q24	%	1Q25	%	2Q25	%	3Q25	%	4Q25	%	QoQ	YoY
Public Sector	**92,001**	*1%*	**76,352**	*1%*	**134,535**	*1%*	**142,863**	*1%*	**228,468**	*2%*	**60%**	**148%**
Finacial Sector	**83,050**	*1%*	**130,234**	*1%*	**123,467**	*1%*	**173,583**	*2%*	**117,643**	*1%*	**-32%**	**42%**
Financial Sector	83,089		130,361		123,533		173,668		117,692		-32%	42%
Less: Expected Credit Losses	-39		-127		-66		-85		-49		-42%	26%
Private Sector	**7,456,988**	*98%*	**9,086,894**	*98%*	**10,302,456**	*98%*	**10,602,539**	*97%*	**10,362,246**	*97%*	**-2%**	**39%**
Overdrafts	711,856	*9%*	1,473,658	*16%*	1,896,301	*18%*	1,502,757	*14%*	1,553,276	*14%*	3%	118%
Discounted documents	1,343,428	*18%*	1,433,625	*15%*	1,711,926	*16%*	1,777,075	*16%*	1,775,410	*16%*	0%	32%
Mortgage loans	663,100	*9%*	722,547	*8%*	816,469	*8%*	916,531	*8%*	923,661	*8%*	1%	39%
Pledged loans	161,301	*2%*	203,702	*2%*	250,705	*2%*	264,859	*2%*	292,686	*3%*	11%	81%
Personal loans	1,517,027	*20%*	1,946,134	*21%*	2,182,456	*21%*	2,351,548	*21%*	2,344,611	*22%*	0%	55%
Credit Card loans	1,813,483	*24%*	1,892,528	*20%*	1,891,702	*18%*	1,868,665	*17%*	1,839,222	*17%*	-2%	1%
Leasing	21,638	*0%*	18,696	*0%*	20,302	*0%*	18,151	*0%*	13,317	*0%*	-27%	-38%
Others	1,387,363	*18%*	1,615,693	*17%*	1,844,921	*17%*	2,334,502	*21%*	2,127,505	*20%*	-9%	53%
Less: Expected Credit Losses	-162,208		-219,689		-312,326		-431,549		-507,442		18%	213%
Total loans and other financing	7,632,039	100%	9,293,480	100%	10,560,458	100%	10,918,985	100%	10,708,357	100%	-2%	40%
Total loans in Pesos	6,149,384		7,410,355		8,377,404		8,170,183		8,366,630		2%	36%
Total loans in foreign currency	1,482,655		1,883,125		2,183,054		2,748,802		2,341,727		-15%	58%
EOP FX (Pesos per USD)	1,032.5000		1,073.8750		1,194.0833		1,366.5833		1,459.4167		7%	41%
Total loans in foreign currency (USD)	1,436		1,754		1,828		2,011		1,605		-20%	12%
USD financing / Financing to the private sector	19%		20%		21%		25%		22%			

19

BANCO MACRO

4Q25 EARNINGS RELEASE

Public Sector Assets .05

In 4Q25, the **Bank's public sector assets** to total assets ratio was 24.7%, higher than the 22.3% registered in the previous quarter, and lower than the 27.4% posted in 4Q24. Government securities at amortized cost increased 13% or Ps.496.7 billion (Government Securities in Pesos Letras del Tesoro Nacional M30A6 and M31G6 and inflation adjusted CER bonds TZX27) also in the quarter Government Securities at fair value through P&L increased 12% or Ps.97.9 billion (Government Securities in Pesos Bonos del Tesoro Nacional Cap en Pesos T31F6, Letras del Tesoro Nacional M30A6, M31G6 and Dual Bonds)

In 4Q25, a 13% or Ps.496.7 billion increase in Government securities at amortized cost stands out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change	
In MILLIONS $ (Measuring Unit Current at EOP)	**4Q24**	**1Q25**	**2Q25**	**3Q25**	**4Q25**	**QoQ**	**YoY**
SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS							
Government Securities in Pesos	123,618	400,938	98,282	83,989	154,334	84%	25%
CER adjusted Governement Securities	807,350	117,981	112,964	122,353	135,881	11%	-83%
Government Securities in USD	93,489	71,163	66,813	81,416	45,274	-44%	-52%
DUAL Bonds	3,841	541,474	583,439	517,502	569,292	10%	14721%
Total Government Securities at fair value through profit or loss	**1,028,298**	**1,131,556**	**861,498**	**805,260**	**904,781**	**12%**	**-12%**
SECURITIES AT AMORTIZED COST							
Government Securities in Pesos	321,887	234,506	538,186	769,117	1,052,987	37%	227%
CER adjusted Governement Securities	3,203,792	3,255,219	3,387,397	3,029,974	3,242,822	7%	-
Total Government Securities at amortized cost	**3,525,679**	**3,489,725**	**3,925,583**	**3,799,091**	**4,295,809**	**13%**	**22%**
SECURITIES AT FAIR VALUE THROUGH O.C.I							
Government Securities in Pesos	-	307,811	212,825	57	-	-	-
CER adjusted Governement Securities	476,116	55,300	-	-	-	-	-100%
Government Securities in USD	13,484	11,045	12,451	9,673	49	-99%	-100%
Total Government Securities at fair value through O.C.I	**489,600**	**374,156**	**225,276**	**9,730**	**49**	**-99%**	**-100%**
TOTAL GOVERNMENT SECURITIES	**5,043,577**	**4,995,437**	**5,012,357**	**4,614,081**	**5,200,639**	**13%**	**3%**
Provincial Loans	87,812	72,303	130,014	138,954	224,586	62%	156%
Government securities loans	9,398	9,366	9,690	85,993	186,793	-	1888%
TOTAL LOANS	**97,210**	**81,669**	**139,704**	**224,947**	**411,379**	**83%**	**323%**
TOTAL PUBLIC SECTOR ASSETS	**5,140,787**	**5,077,106**	**5,152,061**	**4,839,028**	**5,612,018**	**16%**	**9%**
TOTAL PUBLIC SECTOR ASSETS (net of Leliq/Lediv)	**27.0%**	**26.0%**	**24.4%**	**21.8%**	**24.1%**		
TOTAL PUBLIC SECTOR ASSETS (net of Leliq/Lediv) / TOTAL ASSETS	**27.0%**	**26.0%**	**24.4%**	**21.8%**	**24.1%**		

20

BANCO MACRO

4Q25 EARNINGS RELEASE

Funding .06

Deposits

Banco Macro's deposit base totaled Ps.13.7 trillion in 4Q25, increasing 8% or Ps.958.1 billion QoQ and 24% or Ps.2.6 trillion YoY and representing 76% of the Bank's total liabilities.

On a quarterly basis **private sector deposits** increased 11% or Ps.1.26 trillion while **public sector deposits** decreased 33% or Ps.310.4 billion.

Within private sector deposits, **demand deposits** increased 5% or Ps.308.1 billion, while time deposits increased 17% or Ps.978.5 billion QoQ.

In FY2025 within private sector deposits, time deposits increased 149% while demand deposits decreased 6%.

In the quarter **peso deposits** increased 3% or Ps.234.9 billion, while US dollar deposits increased 10% or USD 300 million. On a yearly basis peso deposits increased 18%, while USD dollar deposits decreased 4%.

As of 4Q25, **Banco Macro's market share** over private sector deposits was 7.9% vs. 7.0% in 4T24.

DEPOSITS	MACRO Consolidated										Change	
In MILLIONS $ (Measuring Unit Current at EOP)	4Q24	%	1Q25	%	2Q25	%	3Q25	%	4Q25	%	QoQ	YoY
Public sector	846,780	8%	1,012,327	9%	1,002,842	8%	949,307	7%	638,862	5%	-33%	-25%
Financial sector	15,816	0%	14,780	1%	15,362	0%	16,655	0%	18,619	0%	12%	18%
Private sector	10,217,369	92%	10,641,019	91%	11,114,200	92%	11,766,591	92%	13,033,157	95%	11%	28%
Checking accounts	1,355,933	13%	1,205,621	11%	1,262,055	11%	1,231,310	10%	1,404,033	11%	14%	4%
Savings accounts	5,207,770	51%	3,899,583	37%	4,083,087	37%	4,626,380	39%	4,761,734	37%	3%	-9%
Time deposits	2,696,246	26%	4,932,246	46%	5,520,418	50%	5,738,483	49%	6,716,972	52%	17%	149%
Investment accounts	819,592	8%	473,456	4%	107,978	1%	27,566	0%	494	0%	-98%	-100%
Other	137,828	1%	130,113	1%	140,662	1%	142,852	1%	149,924	1%	5%	9%
Total	11,079,965	100%	11,668,126	100%	12,132,404	100%	12,732,553	100%	13,690,638	100%	8%	24%
Pesos	7,448,159		8,538,084		8,590,597		8,538,830		8,773,753		3%	18%
Foreign Currency (in Pesos)	3,631,806		3,130,042		3,541,807		4,193,723		4,916,885		17%	35%
EOP FX (Pesos per USD)	1,032.5000		1,073.8750		1,194.0833		1,366.5833		1,459.4167		7%	41%
Foreign Currency (USD)	3,517		2,915		2,966		3,069		3,369		10%	-4%
USD Deposits / Total Deposits	33%		27%		29%		33%		36%			

21

BANCO MACRO 4Q25 EARNINGS RELEASE 22 Banco Macro’s transactional deposits represent approximately 47% of its total deposit base as of 4Q25. These accounts are low cost and are not sensitive to interest rate increases. Other sources of funds In 4Q25, the total amount of other sources of fundsincreased 1% or Ps.74.6 billion compared to 3Q25 mainly due to a Ps.115.2 increase in Shareholders’ equity generated by the positive net income registered during the period while Subordinated corporate bonds decreased 3% or Ps.22.8 billion. On a yearly basis, other sources of funds increased 13% or Ps.776.3 billion.

BANCO MACRO

4Q25 EARNINGS RELEASE

Liquid Assets .07

In 4Q25, **the Bank's liquid assets** amounted to Ps.9.98 trillion, showing a 17% or Ps.1.46 trillion increase QoQ, and a 14% or Ps.1.2 trillion increase on a yearly basis. In 4Q25 Cash increased 26% or Ps.903.8 billion while Other government and private securities increased 8% or Ps.377.2 billion.

In 4Q25 Cash increased 26% or Ps.903.8 billion while **Other government and private securities** increased 8% or Ps.377.2 billion.

In 4Q25, Banco Macro's liquid assets to **total deposits ratio** reached 73%.

LIQUID ASSETS	MACRO Consolidated					Change	
In MILLIONS $ (Measuring Unit Current at EOP)	4Q24	1Q25	2Q25	3Q25	4Q25	QoQ	YoY
Cash	3,539,502	2,601,190	2,854,532	3,440,670	4,344,460	26%	23%
Guarantees for compensating chambers	182,321	171,311	183,207	199,461	186,551	-6%	2%
Call	12,697	82,748	77,391	109,068	70,131	-36%	452%
Net Repos	-24,937	68,178	-	-223,884	5,240	-	-
Other government & private securities	5,073,824	4,994,241	5,006,481	4,995,466	5,372,715	8%	6%
Total	**8,783,407**	**7,917,668**	**8,121,611**	**8,520,781**	**9,979,097**	**17%**	**14%**
Liquid assets to total deposits	**79%**	**68%**	**67%**	**67%**	**73%**		

23

BANCO MACRO 4Q25 EARNINGS RELEASE 24 Banco Macro continued showing high solvency levels in 4Q25 with an integrated capital (RPC) of Ps.4.93 trillion over a total capital requirement of Ps.1.32 billion. Banco Macro’s excess capital in 4Q25 was 275% or Ps.3.61trillion. The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 30.6% in 4Q25; TIER1 Ratio stood at 30.6%. The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL. Solvency .08

BANCO MACRO 4Q25 EARNINGS RELEASE 25 Asset Quality .09 In 4Q25, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 3.87%, up from 3.19% in 3Q25, and the 1.28% posted in 4Q24. Consumer portfolio non-performing loans deteriorated 93b.p. (up to 5.23% from 4.3% in 3Q25) while Commercial portfolio non-performing loans improved 17 b.p. in 4Q25 (down to 0.68% from 0.85%). The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 119.86% in 4Q25. Write-offs over total loans totaled 0.52%. The Bank is committed to continue working in this area to maintain excellent asset quality standards. Expected Credit Losses (E.C.L) (I.F.R.S.9) The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2024 20-F)

BANCO MACRO 4Q25 EARNINGS RELEASE 26 4Q25 Snapshot .10 In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through December 31, 2024

BANCO MACRO 4Q25 EARNINGS RELEASE 27

BANCO MACRO 4Q25 EARNINGS RELEASE 28

BANCO MACRO 4Q25 EARNINGS RELEASE 29 Relevant and Recent Events .11 · Interest Payment Series G USD denominated Notes On December 23rd, 2025 the Bank paid semiannual interest on Series G USD denominated notes in the amount of USD 21,200,00. · Cash dividend Payment On June 5th, 2025 the Superintendencia de Entidades Financieras y Cambiarias of the Central Bank of the Republic of Argentina informed us that it has decided to authorize Banco Macro S.A. to distribute profits for an aggregate amount of AR $300,000,000,000, in cash or in kind, as requested by the Bank, such distribution shall be made under the terms provided for in the rules and regulations on "Distribution of Profits" currently in force. Pursuant to Communication “A” 8214, such amount shall be paid in constant currency of the payment date/s, after re-expression of the relevant payable amount by applying the most recently published rate before the date on which each instalments is made available according to the payment schedule duly fixed by the Board Regarding the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina for the payment of a dividend of AR $300,000,000,000, please be advised that the Board of Banco Macro S.A. resolved to apply the amount of AR $300,000,000,000 to the payment of a cash dividend in 10 equal and consecutive monthly instalments. The amount of each one of such instalments shall be paid in constant currency, using the most recently-published consumer price index (CPI) as determined by Instituto Nacional de Estadísticas y Censos (INDEC) to the date each instalment is made available to the shareholders. As of December 31, 2025 the Bank paid installments 1 through 7 in the amount of (millions of pesos, current prices) Ps.33,978.991; Ps.34,529,086; Ps.35,185,720; Ps.35,845,731; 36,589,874; 37,446,788;

BANCO MACRO 4Q25 EARNINGS RELEASE 30 38,372,817. As of the date of this report the Bank also paid installment 8 in the amount of Ps.39,464,628 (million of pesos, current prices) · Banco Macro and Telecom Argentina (Personal Pay) On January 22nd 2026 Banco Macro S.A announced that it had entered into an agreement with Telecom Argentina S.A and its direct and indirect controlled companies Micro Fintech Holding LLC and Micro Sistemas S.A.U aimed at enhancing the growth and expansion of the business of Micro Sistemas, a PSP (Payment Service Provider) operating under the brand "Personal Pay". This alliance will create a comprehensive and differentiated value proposition for customers operating on the "Personal Pay" platform, while expanding the range of financial products and services to more clients, backed by the industry-leading support of Banco Macro. To this end, Banco Macro will contribute its expertise in financial products, while MIcro Sistemas will provide its extensive base of active customers and recurring use cases with genuine transactionality, driving a more efficient and broader market with a customer-centric approach. Under the terms of the agreement, Banco Macro is making a capital contribution, and therefore subscribing to shares representing 50% of the capital stock and voting rights of Micro Sistemas for an amount in Pesos equivalent to USD 75,000,000 (USD 75 million). The transaction is subject to approval by the relevant Antitrust Authority, in accordance with applicable regulations. · Issuance of Series H 8% USD Denominated Notes due 2031 On January 28th 2026 Banco Macro S.A issued USD 400,000,000 of Series H 8% USD denominated notes due 2031. Interest will be paid semiannually on January 28th and July 28th. Use of funds for the proceeds of this issuance was to fund the tender offer for Series A USD Subordinated notes in the amount of USD 281,331,056.

BANCO MACRO 4Q25 EARNINGS RELEASE 31 Regulatory Changes .12 · FX. Position On December 9, 2025, through Communication “A” 8360 the Central Bank of Argentina established that as of December 10, 2025 whenever a financial entity acquires government securities issued by the Treasury in a primary auction and whenever said securities are sold in the secondary market resulting in a reduction of their Fx position it could only be compensated with an increase in the holding of other USD government securities issued by the Treasury unless the sale is done after 90 days of the primary auction. · Capital Requirements. Market Risk In January 2026, through Communication “A” 8394 the Central Bank of Argentina established certain changes in Capital requirements: Certain limitations in terms of investment/trading portfolio allocation Capital requirements to be adjusted by market risk Updates calculation of capital requirements based on investment/trading portfolio

BANCO MACRO 4Q25 EARNINGS RELEASE 32 CER Exposure and Foreign Currency Position .13

BANCO MACRO 4Q25 EARNINGS RELEASE 33

BANCO MACRO 4Q25 EARNINGS RELEASE 34

BANCO MACRO 4Q25 EARNINGS RELEASE 35

BANCO MACRO 4Q25 EARNINGS RELEASE 36

BANCO MACRO 4Q25 EARNINGS RELEASE 37

BANCO MACRO 4Q25 EARNINGS RELEASE 38 4Q25 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 25, 2026

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer